UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AXOGEN, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

523251 10 6

(CUSIP Number)

John J. Park (609) 924-6452

Administrative Partner, Chief Financial Officer

Cardinal Partners, 230 Nassau Street, Princeton, New Jersey 08542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523251 10 6	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. CHP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 21,555 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 21,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,555 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 29,885,688 shares of common stock outstanding as of November 4, 2015, as reported by the Issuer in the Form 10-Q filed on November 5, 2015.

CUSIP No. 523251 10 6	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS. CHP II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 21,555 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 21,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,555 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 29,885,688 shares of common stock outstanding as of November 4, 2015, as reported by the Issuer in the Form 10-Q filed on November 5, 2015.

CUSIP No. 523251 10 6	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS. John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,642 shares
	8	SHARED VOTING POWER 21,555 shares
	9	SOLE DISPOSITIVE POWER 72,642 shares
	10	SHARED DISPOSITIVE POWER 21,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,197 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 29,885,688 shares of common stock outstanding as of November 4, 2015, as reported by the Issuer in the Form 10-Q filed on November 5, 2015.

CUSIP No. 523251 10 6	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS. Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,708 shares
	8	SHARED VOTING POWER 21,555 shares
	9	SOLE DISPOSITIVE POWER 59,708 shares
	10	SHARED DISPOSITIVE POWER 21,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,263 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 29,885,688 shares of common stock outstanding as of November 4, 2015, as reported by the Issuer in the Form 10-Q filed on November 5, 2015.

CUSIP No. 523251 10 6	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS. John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,934 shares
	8	SHARED VOTING POWER 21,555 shares
	9	SOLE DISPOSITIVE POWER 12,934 shares
	10	SHARED DISPOSITIVE POWER 21,555 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,489 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 29,885,688 shares of common stock outstanding as of November 4, 2015, as reported by the Issuer in the Form 10-Q filed on November 5, 2015.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 11, 2011 (the “Statement”), by (i) CHP II, L.P. (the “Fund”), (ii) CHP II Management LLC, the sole general partner of the Fund (the “General Partner”), and (iii) John K. Clarke, Brandon H. Hull, and John J. Park (collectively, the “Managing Members” and, with the Fund and the General Partner, the “Reporting Group”), the managing members of the General Partner with respect to the common stock, $.01 par value per share (the “Common Stock”), of AxoGen, Inc. (the “Issuer”) having its principal executive office at 13631 Progress Boulevard, Suite 400, Alachua, Florida 32615.

Item 5. Interest in Securities of the Issuer.

(e)	On December 7, 2015, the Fund distributed 865,000 shares of Common Stock to its partners. After such distributions, each reporting person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016

	CHP II, L.P.	CHP II MANAGEMENT, LLC

By: CHP II Management, LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park Managing Member		John J. Park Managing Member

	/s/ John K. Clarke	/s/ Brandon H. Hull
	John K. Clarke	Brandon H. Hull

/s/ John J. Park
John J. Park